Mail Stop 3561
      January 25, 2006

B. Keith Trent, Esq.
Group Vice President, General Counsel, and Secretary
Duke Energy Corporation
526 South Church Street
Charlotte, NC  28203

      Re:	Duke Energy Holding Corp.
      Amendment No. 2 to Registration Statement on Form S-4
      Filed December 9, 2005
		File No. 333-126318
		Duke Energy Corporation
		Form 8-K
		Filed December 9, 2005
		File No. 1-04928

Dear Mr. Trent:

      We have reviewed your response letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on December 9, 2005

Consolidated Statements of Cash Flows, page 55

1. We note that you present contributions to the nuclear decommissioning trust fund (NDTF) in Other within Cash Flows From Investing Activities. It is not clear how you are reporting the investment activity in the NDTF in the Statements of Cash Flows. Please be advised that SFAS no. 95 does not scope out NDTF assets. Prospectively, please report cash flows from purchases, sales, and maturities of NDTF securities gross in the statement of cash flows.
You may recast prior periods prospectively in your 2005 Form 10-K. If our understanding is incorrect, please clarify your classification
policy supplementally.   If our understanding is correct, please
also
explain the basis for your existing presentation.

Note 7.  Asset Retirement Obligations, page 84

Nuclear Decommissioning Costs, page 85

2. Please supplementally explain in detail the first sentence under this caption. Please specifically explain how the "[i]nternal reserve, which is contained in accumulated depreciation..." complies with SFAS no. 143. In this regard, please explain to us the nature of the "internal reserve" and provide the debits and credits that gave rise to it and all associated activity. We may have further comment.

Note 13. Discontinued Operations and Assets Held for Sale, page 96

3. Your response suggests that by virtue of consolidation through application of FIN 46, Bayside became a separate component of an entity whereas prior to consolidation it was not a separate component. We assume that DENA`s Bayside facility was part of the DENA component that was accounted for as a discontinued operation in your most recent financial statements. If our understanding is incorrect, please clarify it including an explanation of the DENA Bayside component versus other facilities comprising the DENA component. If otherwise, please review FASB Action Alert no. 01-42 and our prior comment in our letter dated January 20, 2006 and make the appropriate revisions.


* * * *


      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding the comment on the financial statements and related matters. Please contact











Kurt Murao, Attorney Adviser, at (202) 551-3338, David Mittelman,
Branch Chief, at (202) 551-3214 or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	P. Gifford Carter, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (917) 777-3439

	Jeremy D. London, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (202) 661-8299

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B. Keith Trent, Esq.
Duke Energy Holding Corp.
January 25, 2006
Page 1